EXHIBIT 7.02

Lonnie C. Poole, Jr.
P.O. Box 20105
Raleigh, NC 27609

HIGHLY CONFIDENTIAL

October 22, 2007

Special Committee of the Board of Directors
Waste Industries USA, Inc.
3301 Benson Drive, Suite 601
Raleigh, NC 27609

Gentlemen:

On behalf of myself, certain members of my family and certain Poole family entities (collectively, the “Poole Family”), Jim W. Perry (collectively with the Poole Family, the “Majority Shareholders”),  Macquarie Infrastructure Partners Inc. (“MIP”), and GS Direct, LLC (“Goldman Sachs” and collectively with the Majority Shareholders and MIP, the “Buyers”), I am pleased to submit this going private transaction proposal (the “Proposal”) to acquire 100% of the fully diluted common stock of Waste Industries, USA, Inc. (“Waste Industries” or the “Company) through an entity to be formed by the Buyers on the terms set forth in this letter (the “Transaction”).

Of the financial alternatives that our Board has considered in recent years, Jim Perry and I firmly believe that a going private transaction is the most attractive for the Company, its shareholders, employees, customers, vendors and the communities in which the Company operates.  Under the terms of the Transaction, I am pleased to commit to you, on behalf of the Buyers, that the Company will remain headquartered in Raleigh, North Carolina, will continue to operate under the Waste Industries name and will maintain the Company’s current practices with regard to support for local community programs and charitable activities.  In addition, the Buyers do not expect to make any major operational or staffing changes to the business going forward.  The Buyers enthusiastically look forward to working with the Company’s current management team (who will be invited and encouraged to participate in the Transaction) to continue growing the business while maintaining the excellent relationships that the Company has developed with its customers, vendors and other stakeholders.

As you know, over the past several months I have been exploring the feasibility and advisability of making a proposal to take the Company private.  In connection with this process, I have had extensive discussions with a number of leading private equity groups, several of which met with Jim Perry, certain members of the Company’s management and me in order to conduct preliminary analyses of the Company’s financial position, results of operations, plans, objectives, future performance and business.  As a result of these discussions and subsequent negotiations of prospective transaction terms, I determined that joining with MIP and Goldman Sachs, two of the world’s premier private equity groups (collectively, the “Sponsors”), to formulate an acquisition proposal for the Company would bring the greatest current value to the Company’s shareholders and represent the most attractive alternative for the Company and its many stakeholders.

 The Buyers believe that this Proposal allows the Company’s shareholders to immediately realize an exceptionally attractive value, in cash, for their investment and provides such shareholders certainty of value for their shares, especially when viewed against the costs and risks inherent in the Company’s business plan as a publicly-traded company.  Currently, as you know, the Company is constrained from growing more aggressively due to the intense focus by investment analysts and public shareholders on short-term quarterly earnings.  This intense focus creates an impediment to making long-term investments in the Company’s future that are necessary to sustain and enhance Waste Industries’ franchise for many years to come.  In addition, the small public float and limited  trading volume of the Company’s shares results in undesirable price volatility and restricts opportunities for the Company’s public shareholders, as well as the Majority Shareholders, to achieve liquidity with respect to their shares.  Finally, the significant regulatory costs and management resources expended to maintain the Company’s status as a modestly-sized public company create a negative impact on the Company’s profitability and capital resources.

The Majority Shareholders are unwilling at this time to entertain alternative bids for the Company  because the Majority Shareholders believe the Transaction is in the best interests of the Company, and any third-party acquisition would negatively impact the Company, its many stakeholders and the communities in which the Company operates.  As a result, concurrent with the submission of this Proposal, the Majority Shareholders have entered into a support agreement (the “Support Agreement”) with MIP and Goldman Sachs whereby we have agreed to support and vote in favor of the Transaction and to oppose any alternative proposals to acquire the Company for a period of 18 months.  A copy of the Support Agreement is attached hereto as Exhibit A.

MIP, Goldman Sachs and advisors to the Buyers, including Weil Gotshal & Manges LLP (legal), KPMG (accounting/financial), Bain (market analyses), SCS (environmental/engineering) and Marsh (insurance), have completed extensive due diligence.  The Buyers are confident that we can sign a definitive merger agreement promptly following your acceptance of our Proposal and consummate a closing of the Transaction on an accelerated basis. The Proposal is backed by full debt and equity financing commitments, and we do not anticipate any regulatory impediments that would delay the closing.  The Buyers have obtained all necessary internal approvals required to submit this Proposal and look forward to working with you to finalize the Transaction.

The general terms and merits of our Proposal are set forth below.

A. Purchase Price

We are prepared to acquire 100% of the equity interests of the Company (other than certain shares rolled over by the Majority Shareholders and certain members of management), and cash out all of the Company’s outstanding in-the-money options on a net basis, at a price of $36.75 per share (the “Transaction Price”), a price in excess of the Company’s all-time high, which would be fully payable in cash at closing.

The Transaction Price provides a substantial premium for the Company's shareholders based on current and historical market prices.  The Transaction Price represents:

•	A 36% premium to the $27.11 closing price of Waste Industries stock on October 19, 2007;

•	A 35% premium to the Company’s 5 year average historical trading multiple; and

•	A 32% premium to the $27.90 average trading price over the preceding 1 month.

B. Overview of the Sponsors

Macquarie Infrastructure Partners is a $4 billion private investment fund managed by the Macquarie Group, making equity investments in North American essential services businesses. Since its inception in 2006, MIP has invested $2.2 billion in essential services businesses in the United States and Canada. Notable investments include:  Duquesne Light Holdings, Global Tower Partners, the Indiana Toll Road, the Chicago Skyway and the Aquarion Company. The Macquarie Group is one of the largest private sector investors in essential services and infrastructure businesses globally with approximately $49 billion of equity invested in 109 portfolio assets globally across its family of private and public investment funds.

Goldman Sachs, through its GS Capital Partners family of funds and other investment vehicles––including the recently established “GS Direct” on-balance-sheet investment initiative––is one of the foremost private equity investors in the world, having invested more than $36 billion in over 600 companies globally since 1986. GS Capital Partners invests opportunistically across a range of industries, including manufacturing/industrial, telecom, media & entertainment, financial institutions, energy/power, healthcare, construction and technology. Goldman Sachs’ investment philosophy is based on partnership and long-term value creation, and the firm seeks to provide access to the full capabilities of Goldman Sachs, including sophisticated financial structuring, industry expertise, execution experience and a global network.

C. Overview of the Proposal’s Structure and Financing

The Buyers will establish a new entity (“Holdco”) to enter into definitive documentation with the Company.  The Proposal’s sources of funds are as follows:

•
The Majority Shareholders would rollover shares of common stock of the Company which they currently own having an aggregate value at the Transaction Price of $167.4 million and invest $24.0 million in cash;

•	MIP would invest $126.3 million in cash;

•	Goldman Sachs would invest $63.2 million in cash;

•	The current Industrial Revenue Bonds of $40.4 million which the Company has outstanding would remain outstanding; and

•
Wachovia Bank, N.A. (“Wachovia”) and HSBC Securities (USA) Inc. and HSBC Bank, N.A. (“HSBC”) would provide $269.6 million in new senior debt facilities, which would be used to repay the Company’s existing term loans and partially fund the Proposal.

Wachovia and HSBC (the “Lenders”) have provided commitment letters to fund 100% of the senior debt financing portion of the capital structure.  Shortly after submitting this Proposal, we will provide you with executed copies of these commitment letters.  The Lenders have performed extensive due diligence and have provided commitment letters with limited conditions, including no diligence conditions.  Each of the Buyers will enter into a binding commitment letter, and the funding thereunder will be subject to the funding of the debt financing and the satisfaction of the conditions contained in the definitive merger agreement.  Shortly after submitting this Proposal, we will provide you with forms of the commitment letters from the Buyers.

D. Merger Agreement

Shortly after submitting this Proposal, we will provide you with a draft merger agreement in a form that we are prepared to sign.  Key terms of the merger agreement include:

•	The Company surviving the merger as a wholly owned subsidiary of Holdco

•	Customary representations, warranties and interim covenants

•	Limited closing conditions (which do not include a financing condition)

•	Customary termination rights and break-up fees

•	The opportunity for shareholders of the Company who dissent to receive appraisal rights under North Carolina law

We look forward to discussing the merger agreement with you at your earliest convenience.  The Buyers are confident that we, along with our respective advisors, will be able to negotiate and finalize the merger agreement and all other documentation required for the Transaction expeditiously.

E. Approvals; Transaction Timing

Subject to the terms and conditions contained in this letter, the Proposal has been approved by the Majority Shareholders and the Investment Committees of both MIP and Goldman Sachs.  As you know, the completion of the Transaction will require approval from the Company’s shareholders.  The Majority Shareholders have sufficient voting power to satisfy the applicable shareholder approval requirements of North Carolina law, and therefore, subject to the terms and conditions of the merger agreement, sufficient shareholder approval of the Transaction is assured.  In addition, other than notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR”), we do not anticipate any regulatory or other governmental approvals being required in connection with the completion of the Transaction.  We also do not anticipate any antitrust impediments relating to MIP, Goldman Sachs, the Majority Shareholders or any of our respective portfolio companies, or any material third party consents being required to complete the Transaction.  The Buyers will be in a position to make an HSR filing and any applicable foreign antitrust filings pertaining to the Transaction promptly following the execution of the merger agreement.  Therefore, we are confident that we can sign a definitive merger agreement promptly following your acceptance of our Proposal and consummate the Transaction on an accelerated basis.

F. Contact Information

Any questions relating to this Proposal should be directed to Bill Jacob or Gerry Cardinale of Goldman, Sachs & Co.  The contact information for Mr. Jacob and Mr. Cardinale, as well as for Chris Leslie and Matthew Lancaster of MIP, and our legal advisors, Weil, Gotshal & Manges LLP and Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P., is attached hereto as Exhibit B.

G. Confidentiality

This letter has been provided to you on the basis that you will treat it as strictly private and confidential.  We expect that you will not disclose its content, either in its entirety or in part, to anyone other than the Company’s board of directors and senior management and the Company’s advisors, unless otherwise authorized in writing by us.  This letter does not constitute a binding obligation on the part of any person, it being understood that such binding obligation will arise only upon the execution of a mutually acceptable merger agreement for the acquisition of the outstanding common stock of the Company.  We reserve the right to withdraw this Proposal at any time.

H. Conclusion

I would like to express my personal appreciation to the members of the Special Committee for your cooperation as I conducted the exploratory phases of this going private transaction process and formulated the Proposal.  I want to reiterate the sincere desire of Jim Perry, the Sponsors and me to act, and have the Company’s Board act, in a manner that is substantively and procedurally fair to all shareholders of the Company.

The Buyers thank you for the opportunity to submit this Proposal to the Company and are confident that we can move forward quickly with a Transaction.  We are pleased to provide what we believe to be an exceptionally attractive Proposal and trust that this letter conveys the significant enthusiasm and commitment we have towards completing the Transaction.  We look forward to working closely with you and your advisors to finalize the terms and consummate the Transaction in an expeditious manner.

Very truly yours,

Lonnie C. Poole, Jr.

By: /s/ Lonnie C. Poole, Jr.
Lonnie C. Poole, Jr.

On behalf of the Poole Family

By: /s/ Lonnie C. Poole, Jr.
Lonnie C. Poole, Jr.

Jim W. Perry

By: /s/ Jim W. Perry
Jim W. Perry

Macquarie Infrastructure Partners Inc.

By: /s/ Chris Leslie
Chris Leslie, CEO Macquarie Infrastructure Partners Inc.

GS Direct, LLC

By: /s/ Gerald J. Cardinale
Gerald J. Cardinale

Exhibit A
Support Agreement

Exhibit B
Contact Information